United States securities and exchange commission logo





                             April 27, 2023

       Peter Benevides
       Chief Financial Officer
       Olo Inc.
       99 Hudson Street
       10th Floor
       New York, NY 10013

                                                        Re: Olo Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 23,
2023
                                                            Form 8-K dated
February 22, 2023
                                                            File No. 001-40213

       Dear Peter Benevides:

             We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K dated February 22, 2023

       Exhibit 99.1

   1. We note your disclosure under the subheading "Non-GAAP Financial Measures" that you adjust GAAP financial
measures for "related income tax impacts" when calculating non-
                                                        GAAP measures. In
regard to non-GAAP net income, please tell us and disclose how you calculated the related
income tax impacts. Tell us the line item(s) that include(s) the tax impact. Please also
explain the line item "Transaction-related deferred income tax benefit." Refer to
Question 102.11 of the Non-GAAP Compliance & Disclosure
                                                        Interpretations.
 Peter Benevides
FirstName
Olo Inc. LastNamePeter Benevides
Comapany
April       NameOlo Inc.
       27, 2023
April 227, 2023 Page 2
Page
FirstName LastName
       You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services